Contact

www.linkedin.com/in/justin-penrod1
(LinkedIn)

Top Skills

IRI
Consumer Products
Shopper Marketing

Justin Penrod

President/General Manager at HoldOn Bags
San Francisco, California, United States

Experience

HoldOn Bags

President + General Manager
May 2024 - Present (6 months)
San Francisco Bay Area

Grove Collaborative

Sr. Vice President - Sales
July 2022 - February 2024 (1 year 8 months)
San Francisco, California, United States

Maple Hill

Sr. Vice President - Sales
July 2021 - July 2022 (1 year 1 month)

method products pbc

8 years 3 months

Vice President of Sales - North America
October 2018 - June 2021 (2 years 9 months)
San Francisco Bay Area

Senior Director of Sales Planning
April 2014 - October 2018 (4 years 7 months)

Manage the activities of the collective Sales Planning Department for method, including Category Management and Shopper Marketing.

National Sales Director
April 2013 - April 2014 (1 year 1 month)
Golden, CO

WhiteWave Foods

7 years

Director of Sales - Club, Drug and Dollar Channels
September 2011 - March 2013 (1 year 7 months)
Broomfield, CO

Director of Sales - Club Channel
2010 - December 2011 (1 year)

Director of Trade Marketing
2006 - 2010 (4 years)

Kraft Foods
Various Sales Positions
2000 - 2005 (5 years)

Nabisco
Various Sales Positions
1995 - 2000 (5 years)

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Education

University of Denver - Daniels College of Business
BSBA, Finance/Marketing · (1991 - 1995)